Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

United States of America

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

United States of America

As representatives of the prospective underwriters

VIA EDGAR

June 4, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Barbara C. Jacobs
Mr. Bernard Nolan
Mr. Stephen Krikorian
Ms. Amanda Kim

Re:	M17 Entertainment Limited (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-224894)
Registration Statement on Form 8-A (Registration No. 001-38507)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:30 p.m., Eastern Time on June 6, 2018, or as soon thereafter as is practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis International LLP, may orally request by telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between May 25, 2018 and the date hereof, copies of the Company’s Preliminary Prospectus dated May 25, 2018 were distributed as follows: 282 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

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Very truly yours,

Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.

As representatives of the prospective underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Bruce Wu
Name: Bruce Wu
Title: Managing Director

[Signature Page to Acceleration Request Letter]

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Mark Schwartz
Name: Mark Schwartz
Title: Managing Director

By:	/s/ Thomas Schweigl
Name: Thomas Schweigl
Title: Director

[Signature Page to Acceleration Request Letter]